COMMENTS RECEIVED ON 01/31/2023

FROM KEN ELLINGTON

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

FIDELITY UNION STREET TRUST (File Nos. 002-50318 and 811-02460)

FIDELITY UNION STREET TRUST II (File Nos. 033-43757 and 811-06452)

NORTH CAROLINA CAPITAL MANAGEMENT TRUST (File Nos. 002-77169 and 811-03455)

1.

Fidelity Europe Fund, Fidelity Nordic Fund, Fidelity International Value Fund, Fidelity Diversified International Fund, Fidelity Overseas Fund, Fidelity Series International Growth Fund, Fidelity Series International Value Fund, Fidelity International Discovery Fund (Form N-CSR Filing)

C:

Each fund disclosed material tax reclaims receivables as of the most recent FYE. Please explain which country or countries these receivables related to and how the funds monitor the collectability of those receivables.

R:

Tax reclaims receivables for the funds relate to the following countries, as applicable: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Japan, Portugal, South Africa, Spain, Sweden, Switzerland and United Kingdom. Fidelity works with our fund custodians to ensure that all reclaims are filed prior to the expiration of the statute of limitations. Fidelity considers relevant tax laws, regulations, legislation and rulings, as well as past administrative practices of the taxing authority when assessing the collectability of reclaim receivables in accordance with accounting guidance under ASC 740, Accounting for Uncertainty in Income Taxes.

2.

Fidelity Europe Fund, Fidelity Nordic Fund, Fidelity International Value Fund, Fidelity Diversified International Fund, Fidelity Overseas Fund, Fidelity Series International Growth Fund, Fidelity Series International Value Fund, Fidelity International Discovery Fund (Form N-CSR Filing)

C:

Please explain if any of the funds are planning to enter into a closing agreement with the IRS on any EU reclaims, as applicable, or if the funds will be applying the netting method. With regard to any reclaims, please explain if the fund have incurred professional fees or compliance fees. If so, explain the account and disclosure of those fees.

R:

All funds that received EU Reclaims in the current period applied the netting method. Accordingly, none of the funds have entered into a closing agreement with the IRS. When pursuing EU reclaims, a professional services firm may act as tax agent on behalf of the fund(s) for filing and related correspondence with European taxation authorities. Fees for these services are included within fund expenses in the applicable financial statements.

3.

Fidelity Commodity Strategy Fund and Fidelity Investment Grade Securitized ETF (Form N-CEN Filing)

“Item B.22”

C:

Each Fund indicates during its reporting period that each fund had an NAV error during the period. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal controls implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain citing applicable U.S. GAAP, Regulation S-X, and other accounting guidance on why they have not disclosed these reimbursement amounts in their financial statements.

R:

Fidelity Commodity Strategy Fund: As part of its review of fund performance, management detected that certain trades were processed at incorrect prices resulting in a NAV error. Fidelity reprocessed shareholder transactions for the fund and reimbursed the fund $14,876, which is disclosed in the Fees and Other Transactions with Affiliates footnote to the financial statements.

Fidelity Investment Grade Securitized ETF: As part of a daily reconciliation process, Fidelity identified an error in the valuation of a new swap position resulting in a NAV error. Because Fidelity detected the error prior to the settlement of any authorized participant transactions, the ETF did not experience any loss requiring reimbursement to the fund.

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